November 14, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549

Attention:                                         Kevin L. Vaughn, Accounting Branch Chief

Gary Newberry, Staff Accountant

Tara Harkins, Reviewing Accountant

Re:                             Semiconductor Manufacturing International Corporation
Form 20-F for the Fiscal Year ended December 31, 2011

Filed April 27, 2012

File No. 1-31994

Ladies and Gentlemen:

Semiconductor Manufacturing International Corporation (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 31, 2012 (the “Comment Letter”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 and filed with the Commission on April 27, 2012 (the “Annual Report”).

For the Staff’s convenience, we are providing by overnight delivery to the Staff a copy of this letter. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.  The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter.

Form 20-F for the Fiscal Year Ended December 31, 2011

Consolidated Balance Sheets, page F-6

1.                                      Please refer to prior comment 1 from our letter dated July 10, 2007 and your response in your letter dated August 8, 2007. Contrary to your response, we note that you continue to present two measures, “Net current liabilities” and “Total assets less current liabilities” on the face of this statement. This presentation is not consistent with the requirements of Article 5 of Regulation S-X. Please remove the measures in all future filings. You may present the measures in a note to the financial statements or in the five year selected financial data table required by Item 301 of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that the two measures identified, “Net current liabilities” and “Total assets less current liabilities”, will be removed from the face of the consolidated balance sheet in all future filings. The Company apologizes for the oversight.

Consolidated Statement of Cash Flows, page F-8

2.                                      We note that you recognized $19 million for the forgiveness of payables during fiscal 2011. Please explain to us the nature of the original liabilities that you were obligated to pay and why you believe these liabilities has been extinguished. Refer to the guidance in Topic 405-20 of the FASB Accounting Standards Codification. Cite the accounting literature relied upon and how you applied it to your situation.

RESPONSE: The Company respectfully advises the Staff that the forgiveness of payables totaling approximately $19 million were primarily comprised of three separate amounts summarized as follows:

1)              $10.1 million of accounts payable owed to Cension Semiconductor Manufacturing Corporation (“Cension”), a third party controlled by the Chengdu Municipality, in connection with the purchase of equipment,

2)              $5.3 million of accounts payable owed to Spansion LLC (“Spansion”), a third party, in connection with the purchase of a license for implementing the 90nm technology and the related royalty fees payable under the terms of the original agreement, and

3)              a $3.6 million classification error.

With respect to the first two amounts, as a result of various factors, the Company determined that each of these counterparties did not perform as stipulated under the contractual arrangements, and as such were not entitled to the accrued amounts.  After a series of negotiations, the Company settled its disputes with these counterparties by entering into contractually binding agreements which legally released the Company from these obligations, totaling $15.4 million.  In determining how to account for these settlements, the Company notes that ASC405-20-40-1 states, in part, as follows:

A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

b. The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. [Emphasis added]

Accordingly, the Company concluded, in consultation with in-house counsel, that the contractual agreements entered into with each of these counterparties were binding and fully released the Company from any further legal obligation to pay the amounts.  Therefore, the Company respectfully submits that these liabilities were effectively extinguished, consistent with the guidance criteria specified in ASC405-20-40-1(b) and were therefore properly reversed through the Consolidated Statement of Comprehensive Income.

With regards to the last amount, on March 1, 2011, the Company sold its majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (“AT”) and deconsolidated the entity (Note 17 of the Annual Report), retaining a 10% interest that is accounted for using the cost method. Prior to the deconsolidation, a receivable on the books of AT of $3.6 million should have been fully written off. However, an entry reflecting the receivable was recorded at the consolidated account level instead of the books of AT, and, as such, the net assets initially used in calculating the gain from the disposal of these discontinued operations were overstated. When the Company posted the correcting entry, the credit of $3.6 million was posted to “General and administrative expenses” instead of “Income from discontinued operation” in the Consolidated Statement of Comprehensive Income. Had the Company recorded such amount properly, the “Income from discontinued operations” and “General and administrative expenses” would each have been $3.6 million higher, respectively. The total impact of the error is to understate the net loss from operations by 2% and net loss from continuing operations by 1%.  Further, this amount should have been properly recorded in the “Gain on disposition of discontinued operation, net of taxes” line on the Consolidated Statement of Cash Flows and, had the Company done so, the “Gain on disposition of discontinued operation, net of taxes” should increase by $3.6 million from $17,103,295 to $20,722,363. This classification error would not have changed total operating cash flows.  In assessing the impact of this classification error on the 2011 consolidated financial statements taken as whole, the Company considered the guidance in SEC Staff Accounting Bulletin Topic 1.M (SAB 99) and concluded that the impact is not material.

Notes to the Consolidated Financial Statements, page F-10

Note 2 — Summary of Significant Accounting Policies, page F-10

3.                                      We note your disclosure here that you consolidate “majority owned subsidiaries and its consolidated affiliate.” Please tell us how you are accounting for the entities outlined on pages 67-69. Cite the accounting literature relied upon and how you applied it your situation. Within your response, please clarify what you mean by 100% attributable equity interest held. Refer to the guidance in Topic 810 of the FASB Accounting Standards Codification.

RESPONSE: The Company respectfully advises the Staff that in stating “100% attributable equity interest held,” the Company means direct or indirect ownership of 100% of the outstanding equity of the applicable entity.  The Company acknowledges that the wording used may be confusing and will revise future filings to replace the column heading “Attributable equity interest held” with “Direct or indirect equity ownership held.”

With the exception of Brite Semiconductor Corporation, incorporated in the Cayman Islands (“Brite Cayman”), and each of Brite Cayman’s wholly-owned subsidiaries, Brite Semiconductor Corporation Hong Kong Limited (incorporated in Hong Kong) and Brite Semiconductor Corporation (incorporated in the PRC) (collectively, “Brite”), the Company consolidated all of the entities listed on pages 67-69 of the Annual Report as a result of holding 100% of the entities’ respective equity and voting interests, consistent with the requirements of ASC810-10-15-10a, which states, in part:

All majority-owned subsidiaries—all entities in which a parent has a controlling financial interest—shall be consolidated…

The Company further notes that none of the exceptions to this requirement, as listed in ASC810-10-15-10-a.1 are applicable and none of these entities were determined to be a variable interest entity (“VIE”).

With respect to Brite, the Company determined that Brite is a VIE as defined in ASC810-10-15-14.  Brite Cayman is a semiconductor design services company in which the Company had made an equity investment in November 2010. The Company concluded that, as a result of the 44.2% equity ownership in Brite combined with various contractual arrangements between the Company and Brite, the Company determined it has both (i) the power to direct the activities of Brite that most significantly impact Brite’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits from Brite that could potentially be significant to Brite.  As such, the Company concluded that it has a controlling financial interest in Brite and is thus Brite’s primary beneficiary consistent with the guidance in ASC810-10-25-38A. Therefore, the Company began consolidating Brite on November 15, 2010.

The Company respectfully advises the Staff that the operations of Brite have been insignificant to the Company since the date of consolidation. The total assets for Brite are $7,905,217 and $11,983,999 as of December 31, 2010 and 2011, respectively, representing 0.2 % and 0.32% of the total assets of the Company as of December 31, 2010 and 2011, respectively. Further, Brite incurred a net loss of $250,451 and net income of $113,024 for the years ended December 31, 2010 and 2011, respectively, whereas the Company had net income of $14,010,646 and incurred net loss of $245,559,453 for the year ended December 31, 2010 and 2011, respectively.

* * * * * * *

In addition, pursuant to the Staff’s request, the Company hereby acknowledges that:

•                            The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                            The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to the undersigned at Gareth_Kung@smics.com or via facsimile at +86 21 5080-4000 ext. 27368. Please also feel free to contact our legal counsel, Eva Wang, at ehwang@cov.com / +86 (21) 2080-3097 or via facsimile at +86 (10) 5910-0569.  Thank you for your assistance.

Very truly yours,

/S/ Gareth Kung
Name: Gareth Kung
Title: Chief Financial Officer

cc:               Carmen Chang, Esq., Covington & Burling LLP

Eva Wang, Esq., Covington & Burling LLP